FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 9, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 9, 2002                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

5 December 2002    The  Administrators  of  the  GlaxoSmithKline  US  Retirement
                   Savings Plan ("the Plan") notified  GlaxoSmithKline  plc on 6
                   December 2002, that as a result of movement in the fund on the 5 December 2002, the number of Ordinary Share ADRs held by the fund had decreased from 18,199,075 to 18,183,840 at an average price of $36.84.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.
S M Bicknell
Company Secretary

9 December 2002

                              GlaxoSmithKline PLC

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 840,000 of its Ordinary 25 pence shares on Friday 6th December 2002 at a price of 1170.57 pence per share.

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

6 December 2002        The  Administrators  of the SmithKline  Beecham  Employee
                       Benefit  Trust ("the  Trust")  notified  the Company on 9
                       December  2002  that  4,630  Ordinary   shares  had  been
                       transferred   from  the  Trust  to  participants  of  the
                       SmithKline Beecham 1991 Share Option Plan.


The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

9 December 2002

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

6 December 2002    The  Administrators  of  the  GlaxoSmithKline  US  Retirement
                   Savings Plan ("the Plan") notified  GlaxoSmithKline  plc on 9
                   December 2002, that as a result of movement in the fund on the 6 December 2002, the number of Ordinary Share ADRs held by the fund had increased from 18,183,840 to 18,316,333 at an average price of $36.85.

The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Mr J D Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

9 December 2002